FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 BANCO DE CHILE REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Securities and Insurance, in connection with the merger of Banchile Corredores de Bolsa S.A. with Citibank Agencia de Valores S.A.. As a consequence of the merger, Banchile Corredores de Bolsa S.A.´s articles of incorporation have been amended and Citibank Agencia de Valores S.A. has been dissolved.

Santiago, June 26, 2009

Mr.Guillermo Larraín Ríos
Superintendent of Securities and Insurance

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045, and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information regarding this Banking Institution, that the extraordinary shareholders meetings of the affiliates Banchile Corredores de Bolsa S.A. and Citibank Agencia de Valores S.A., held on April 20, 2009, agreed the merger by absorption of Citibank Agencia de Valores S.A. with and into Banchile Corredores de Bolsa S.A., and the amendment of the corresponding articles of incorporation of the latter. The minutes of such shareholders meetings were recorded in public deeds dated June 3, 2009, granted before the Notary Public of Santiago, René Benavente Cash. An excerpt of the public deed related to the shareholders meeting of Banchile Corredores de Bolsa S.A. was registered with the Santiago Official Registrant, at pages 27,094, number 18,604, and an excerpt of the public deed related to the shareholders meeting of Citibank Agencia de Valores S.A. was registered with the Santiago Official Registrant, at pages 27,904, number 18,605, both on June 15, 2009, and both published in the Official Gazette on June 17, of this year.

As a consequence of the above mentioned merger, the affiliate Citibank Agencia de Valores S.A. has been dissolved.

Sincerely,

Fernando Cañas Berkowitz
President and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2009

Banco de Chile

/s/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO